CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 18, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS FILES REVISED TECHNICAL REPORT ON DIAMOND PROPERTIES

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") has revised its previously filed NI 43-101 Technical Report written by Mr. Charles K. Ikona, P. Eng., of Pamicon Developments Ltd., dated November 15, 2005.  The technical report entitled “Technical Report on Alluvial Diamond Properties EPL 1/94 & EL 5/94 Sierra Leone” was revised to update the property descriptions in order to coincide with the upgrade by the government of Sierra Leone of the off-shore license 5/94 from an “Exclusive Prospecting Licence” designation to a full “Exploration Licence” designation, and to address non-material typographical errors found subsequent to its public filing.

The revised technical report entitled “Technical Report on Alluvial Diamond Properties EPL 1/94 & EPL 5/94 Sierra Leone” will be filed via SEDAR and will be posted on Cream’s website at www.creamminerals.com.  In order to diminish any confusion between the two versions of the technical report, the revised version will be dated “November 15, 2005, as amended January 18, 2006”, and the previously filed version of the technical report will be removed from Cream’s website.

Mr. Benjamin Ainsworth, P.Eng., is Cream’s “Qualified Person” in Sierra Leone for the purpose of National Instrument 43-101.

For more information about Cream’s diamond property interests please visit the “What’s New” section of our website at www.creamminerals.com to view Cream’s Casierra Diamond Video.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.